FIND THE WORLD INTERACTIVE, INC.

5449 Carnaby Place
Sechelt, B.C,V0N 3A7

FAX NO: 202-772-9210

January 25, 2007

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20002

Mail Stop: 4561

Attention:   David Link, Division of Corporate Finance

Dear Sirs:

Re:

Registration Statement on Form SB-2 – Request for Acceleration

Find the World Interactive, Inc.

File No. 333-134287

Filed SB2 Amendment #3 dated January 16, 2007.

In accordance with Regulation C, Rule 461, we hereby request acceleration of the effective date of our registration statement on Form SB-2, Amendment #3 as amended and dated January 16, 2007, such that it be deemed effective on Friday, January 26, 2007 at 2:30 pm (Eastern time), or as soon as practicable thereafter.

We hereby withdraw our previous request for acceleration dated January 18, 2007.

Any questions can be directed to Joanne McClusky, Barrister & Solicitor who can be reached at: tel: 604.689.4010, email jmcclusky@telus.net.

We are aware of our obligations under the Act in this regard and acknowledge that:

1.

should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

2.

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve us from our full responsibility for the adequacy or accuracy of the disclosure in our filing; and

3.

we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ “Gordon Clayton”

FIND THE WORLD INTERACTIVE, INC.

Gordon Clayton, President, CEO, CFO.